Exhibit 21.1

Direct and Indirect Subsidiaries of KBS Legacy Partners Apartment REIT, Inc.
KBS Legacy Partners Limited Partnership, a Delaware limited liability partnership
KBS Legacy Partners Holdings LLC, a Delaware limited liability company
KBS Legacy Partners Properties LLC, a Delaware limited liability company
KBS Legacy Partners Dakota Hill LLC, a Delaware limited liability company
KBS Legacy Partners Poplar LLC, a Delaware limited liability company